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SEC 1344          PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(07-03) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                    UNITED STATES                            OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION          --------------------------
                WASHINGTON, D.C. 20549                OMB Number:      3235-0058
                                                      Expires:  March 31, 2006
                     FORM 12b-25                      Estimated average burden
                                                      hours per response....2.50
             NOTIFICATION OF LATE FILING              --------------------------
                                                      SEC FILE NUMBER
             COMMISSION FILE NUMBER 0-13787           --------------------------
       CUSIP NUMBERS 45881K 10 4 AND 45881K A B0      CUSIP NUMBER
                                                      --------------------------

(Check One): / / Form 10-K / / Form 20-F / / Form 11-K /X/ Form 10-Q / / Form N-SAR / / Form N-CSR

For Period Ended: September 30, 2004
                 ------------------------
/  /  Transition Report on Form 10-K
/  /  Transition Report on Form 20-F
/  /  Transition Report on Form 11-K
/  /  Transition Report on Form 10-Q
/  /  Transition Report on Form N-SAR
For the Transition Period Ended:
                                --------------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

INTERMET Corporation
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Full Name of Registrant


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Former Name if Applicable

5445 Corporate Drive, Suite 200
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Address of Principal Executive Office (Street and Number)

Troy, Michigan 48098-2683
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/ / (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                        (Attach extra Sheets if Needed)

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PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

As disclosed in the Current Report on Form 8-K filed by INTERMET Corporation on October 5, 2004, the company and 17 of its domestic subsidiaries (collectively, the "debtors") filed voluntary petitions in the U.S. Bankruptcy Court for the Eastern District of Michigan on September 29, 2004, seeking relief under chapter 11 of the United States Bankruptcy Code. The cases are being jointly administered under case number 04-67597. The debtors continue to operate the business as debtors in possession.

As a result of the chapter 11 proceeding, the company is required to obtain the approval of the Bankruptcy Court to retain Ernst & Young LLP as the company's independent auditor. Ernst & Young's required review of the company's financial statements to be included in the Form 10-Q will not be commenced until Ernst & Young's retention is approved by the Bankruptcy Court. In addition, the company must file with the court a notice of its intent to retain another financial consultant to perform an analysis of the company's goodwill and asset impairment. Substantial time and effort are required to complete the necessary pre-engagement procedures for the retention of each of these firms. As a result, the company has not been able to file the application seeking approval of Ernst & Young nor the notice of intent to retain another financial consultant. The company anticipates that the application and notice will be filed with the court shortly.


Further, since the commencement of the bankruptcy proceeding, the company's financial and accounting personnel who are responsible for preparing information included in the company's periodic reports have devoted substantial time and attention to matters related to the bankruptcy, including: preparing financial, operating and budgetary information in connection with the company's debtor-in-possession (DIP) credit facility; compiling information regarding the debtors' assets and liabilities to be filed with the Bankruptcy Court; reviewing and resolving proofs of claim; and preparing the company's first monthly operating report for the month of October, which is scheduled to be filed with the Bankruptcy Court on November 22. Finally, the company's management has also devoted considerable time and effort to these matters and to the management and administration of the bankruptcy cases.

Accordingly, for the reasons set forth above, the company has not been able to finalize the financial and other information required to be included in Part I and to complete the evaluations required for the certifications on Exhibits 31.1 and 31.2 of its Form 10-Q for the third quarter ended September 30, 2004 and is unable to timely file Part I of and Exhibits 31.1 and 31.2 to the quarterly report without unreasonable effort and expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                  Alan J. Miller, Vice President, General Counsel and Assistant Secretary; (248) 952-2500

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                  /X/      Yes              / /      No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  /X/      Yes              / /      No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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     As previously announced on September 17, 2004, INTERMET expects its third quarter results to be substantially negatively impacted by increases in raw material costs. As a result, the company expects to report a third-quarter net loss of approximately $28.7 million, compared to a net loss of $50,000 for the same period last year. For the nine months ending September 30, 2004, the company expects a net loss of approximately $43.0 million, compared to a net loss during the same period last year of $3.5 million. The primary contributor to INTERMET's expected losses has been and remains raw material costs in North America and Europe, especially for scrap steel. In addition, the company expects that it will incur further asset impairment and goodwill write-offs in the third quarter, the amount of which cannot be determined at this time. The company projects $197.7 million in revenues for the quarter and $625.5 million for the nine months ending September 30, 2004, compared with $172.7 million for the third quarter of last year and $547.9 million for the first nine months of last year.

     This notification includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words and phrases "anticipates", "expects" and similar expressions identify forward-looking statements. These statements are not guarantees of future performance but instead involve various risks and uncertainties. INTERMET's actual results may differ materially from those suggested by its forward-looking statements due to factors such as: the economic cost, management distraction and lost business opportunities associated with bankruptcy proceedings; INTERMET's ability to consummate its anticipated DIP financing; the high cost of scrap steel and the possibility that scrap steel costs will remain at high levels or continue to increase, which would have further negative effects on INTERMET's profitability, cash flow, liquidity and ability to borrow; fluctuations in the cost of other raw materials, including the cost of energy, aluminum, zinc, magnesium and alloys, and INTERMET's ability, if any, to pass those costs on to its customers; pricing practices of INTERMET's customers, including changes in their payment terms resulting from the discontinuation of early payment programs and continuing demands for price concessions as a condition to retaining current business or obtaining new business, and the negative effect that price concessions have on profit margins; changes in procurement practices and policies of INTERMET's customers for automotive components, including the risk of the loss of major customers or the loss of current or prospective vehicle programs as a result of INTERMET's financial condition and prospects (or otherwise); possible inability to close unprofitable plants or to transfer work from one plant to another because of the related costs or customer requirements; general economic conditions, including any downturn in the markets in which INTERMET operates; fluctuations in automobile and light and heavy truck production, which directly affect demand for INTERMET's products; deterioration in the market share of any of INTERMET's major customers; fluctuations in foreign currency exchange rates; work stoppages or other labor disputes that could disrupt production at INTERMET's facilities or those of its customers; continuing changes in environmental regulations to which INTERMET is subject, and the costs INTERMET will incur in meeting more stringent regulations; factors or presently unknown circumstances that may result in impairment of INTERMET's assets, including further write-downs of its goodwill; and other risks as detailed from time to time in INTERMET's periodic SEC reports.

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INTERMET Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2004                 By:  /s/ Alan J. Miller
                                            -----------------------------------
                                            Alan J. Miller
                                            Vice President, General Counsel and
                                            Assistant Secretary



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